Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

Set forth below is a Frequently Asked Questions document that was distributed to employees of Xanadu Quantum Technologies Inc. (“Xanadu”) on March 3, 2026, which discusses the proposed business combination between Xanadu and Crane Harbor Acquisition Corp. (“Crane Harbor”).

Equity FAQ

This FAQ is for informational purposes only and does not constitute financial, legal or tax advice. Because we operate in various countries, tax treatments vary significantly based on your residency and the specific type of grant you hold. We strongly recommend consulting with a legal and/or tax professional who understands the details of your equity.

Important: The last day to exercise vested options prior to going public is March 16, 2026 at 5pm EST. Payment must be received by Finance by this time. There will be an administrative freeze as of this date on the cap table. No exercises can occur during this time. Once the freeze period ends, you will be able to proceed with an exercise.

The Background

Xanadu Quantum Technologies Inc. (“Xanadu”) entered into a business combination agreement with Crane Harbor Acquisition Corp. (“Crane Harbor”) on November 3, 2025 to give effect to what is referred to as a “de-SPAC” transaction through a plan of arrangement (the “Transaction”). As a result of the Transaction, a newly-formed entity, Xanadu Quantum Technologies Limited (“Newco”), will acquire all of the outstanding equity of Xanadu and Crane Harbor in exchange for Newco shares. Newco’s subordinate voting shares are expected to trade on both the Nasdaq Stock Exchange (the “Nasdaq”) and the Toronto Stock Exchange (the “TSX”) following the closing of the Transaction, expected to occur late in the first quarter or early in the second quarter of 2026.

The Basics: What is happening to my equity?

Please refer to the EMPLOYEE STOCK OPTION AND EQUITY FAQ.

How do I exercise my options?

Q1: What does it mean to exercise options?

A1: An option represents the opportunity, but not the obligation, to purchase a share at an agreed upon price. When an exercise is completed, you are then purchasing the share(s) at the option strike price.

Q2: How can I exercise my options? Is net issuance an option?

A2: You can exercise in one of two ways:

1.	By purchasing the shares at the exercise price, and sending funds to cover to Xanadu,

2.	Second, you can “net exercise” your options. This is also referred to as a “net issuance”. With this method, rather than paying the Exercise Price in cash, you surrender your Options to Xanadu for cancellation, in consideration for the issuance of a number of Common Shares calculated using this formula:

X = Y (A – B) / A

Where:

X is the number of Common Shares you will receive;

Y is the number of vested Options you are surrendering;

A is the most recently determined Fair Market Value per Common Share; and

B is the Exercise Price for the Common Shares.

In plain terms, the formula determines the spread (i.e., the difference between the aggregate Fair Market Value of the Common Shares and the aggregate Exercise Price) of the Options you are surrendering and gives you the number of Common Shares with a Fair Market Value equal to the spread.

Example: Cash Exercise vs. Net Exercise

Assume you hold 1,000 vested Options with an Exercise Price of $1.00 per Common Share. The current Fair Market Value of a Common Share is $5.00.

If you exercise using cash:

●	You pay the Exercise Price: 1,000 × $1.00 = $1,000

●	You receive: 1,000 Common Shares

●	For Canadian tax purposes, no withholding taxes apply at the time of exercise

If you net exercise:

●	You pay: $0 (no Exercise Price is paid)

●	Using the formula: X = 1,000 × ($5.00 – $1.00) / $5.00 = 800 Common Shares

●	You receive: 800 Common Shares

●	You will pay withholding taxes on the 200 shares you disposed of to settle the net issuance

As this example illustrates, a net exercise results in fewer Common Shares (800 vs. 1,000) being issued to you. You do not need to pay the Exercise Price out of pocket, but will still be responsible for covering withholding taxes.

You may exercise your vested Options through either a cash exercise or a net exercise.

Payment may be made by certified cheque, e-transfer, or wire transfer. A completed Exercise Notice must be delivered to Xanadu to complete the exercise.

Details can be found in section 4.5 of the Xanadu Quantum Technologies Inc. 2018 equity incentive plan, available in Carta. When you are ready to exercise your Options, please contact Rebecca Laramée ([****]), Chief People Officer.

Q3: Should I exercise my options before the de-SPAC?

A3: This is a personal financial decision.

Q4: Can I sell my shares the day we go public?

A4: Generally, no. Employees are subject to a Lock-up Period.

●	Standard Lock-up: 180 days (6 months) post-closing for all existing Xanadu shareholders due to existing shareholder agreements.

●	Insider Trading: Even after the lock-up, you can only trade during “Open Windows” (usually a few weeks after quarterly earnings are released) and are not otherwise in possession of material non-public information.

Q5: Do my options expire?

A5: Yes. Options were granted with a 10 year term and expire at the earlier of the end of the term, or in connection with the termination of your employment at Xanadu.

Transaction questions

Q6: With Xanadu going public, how does that change things from a company perspective?

A6: When we go public, we will no longer be considered a Canadian Controlled Private Corporation (CCPC) as we will now be publicly traded. Becoming a publicly traded company changes a number of things. For example, NewCo will create new board committees and adopt new internal controls and disclosure controls and procedures.

Q7: Will there be an Employee Stock Purchase Plan (ESPP) after the company goes public?

A7: Not initially. An ESPP may be established in the future, depending on business and market conditions, amongst other factors.

Tax and withholding questions

Xanadu cannot provide personal tax or legal advice. We have provided a general overview however specific questions should be directed to your personal tax and/or legal advisor.

Q8: Will the merger have a tax impact on me?

A8: No.

Q9: What is the “Section 110(1)(d)” deduction I keep hearing about in Canada?

A9: This is a major benefit for Canadian taxpayers. It allows you to effectively pay tax on only 50% (or 1/2) of your stock option benefit, similar to a capital gains rate.

Please also note this proposed legislation changes with a limit on Section 110.

https://www.canada.ca/en/revenue-agency/news/newsroom/tax-tips/tax-tips-2025/update-cra-administration-proposed-capital-gains-taxation-changes.html

Note: To qualify, your exercise price must have been at or above the Fair Market Value (FMV) when the options were originally granted.

System questions

Q10: Where can I see my holdings and transact?

A10: Carta will remain the system of record for equity through the transaction date and into the lockup period. Following this period, we will be migrating from Carta to Shareworks by Morgan Stanley. Details on how to access and transact in Shareworks will be provided at a later date.

Q11: Why are we switching from Carta to Shareworks?

A11: Carta does not have the functionality to support publicly traded companies.

Q12: How will I receive payment if I sell my shares?

A12: In Carta, there is no mechanism to sell. Once Shareworks goes live, details on how you will receive payment will be communicated.

General questions

Q13: What happens if I leave the company before the de-SPAC closes?

A13: Your options are governed by your original Grant Agreement. Usually, you have a specific window (e.g., 90 days) to exercise vested options after leaving. Unvested options are typically forfeited when you leave the company. Please consult your option agreement for more information regarding your options.

Q14: Will the company reprice or refresh equity grants post-listing?

A14: As part of the Transaction, the public company will be adopting a new equity compensation plan, consistent with those of other public companies. We look forward to sharing additional details, as the plan is finalized.

FAQ for Canadian employees

Q15: Does losing CCPC status happen immediately?

A15: Yes. The moment we merge with the SPAC and list on the exchange, we are no longer a “private” corporation, and our control usually shifts away from being exclusively Canadian-controlled.

Q16: What is the tax treatment of exercising my Options?

A16: From a Canadian tax perspective, the tax treatment of your Options will be different depending on whether you exercise using cash, or choose to net exercise your Options.

If you exercise your vested Options using cash, then because the Options were granted at a time when Xanadu was a “CCPC”, the spread is calculated at the time of exercise but no amount is included in income, and no withholding taxes apply. Instead, the spread is only included in income when you dispose of the Common Shares.

Different Canadian tax rules apply if you net exercise your Options. In that case, the spread on the shares that you disposed of to cover your net issuance will be subject to tax immediately, and Xanadu will have an obligation to withhold and remit income taxes and Canada Pension Plan contributions (to the extent that contributions are still due for the year) on account of the spread. If the Exercise Price of the Option was equal to at least the Fair Market Value of a Common Share as of the Date of Grant, and the Common Shares are prescribed shares within the meaning of the Canadian Income Tax Regulations at the time of exercise, then Xanadu can apply a 50% deduction against the spread when calculating the applicable withholding taxes, submit to limitations as described in Q9.

You must pay these withholding taxes before any Common Shares will be issued to you. You are responsible for all taxes associated with your Options. Xanadu does not assume responsibility for your personal income or other tax consequences, and you are advised to consult with your own tax advisors.

Q17: Do I qualify for the Lifetime Capital Gains Exemption for exercised options?

A17: In order for the capital gains associated with the exercise of options to qualify for this exemption the underlying shares must be qualified small business corporation shares at the time they are sold. Once we go public, Xanadu’s shares will no longer meet this condition, and therefore sales will no longer qualify for the exemption. However, if before we go public you have held Xanadu Common Shares for at least 2 years (24 months) from the date of exercise of a Xanadu option, then you may be able to elect to use the exemption as of immediately prior to us going public. If you did not exercise options at least 2 years ago, this exemption is not available to you. Speak to your tax advisor for more information.

Resources for Employees

Q18: What resources are available to understand details if I am located in Canada?

A18: Here is a helpful resource provided by the Government of Canada. Please consult a tax and/or legal advisor in your jurisdiction.

https://www.canada.ca/en/revenue-agency/services/tax/businesses/topics/payroll/benefits-allowances/security-options.html

Business Combination

Xanadu recently announced a business combination agreement with Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC), a publicly traded special purpose acquisition company. The combined company, Xanadu Quantum Technologies Limited (“NewCo”), is expected to be capitalized with approximately US$500 million in gross proceeds, comprising approximately US$225 million from Crane Harbor’s trust account, assuming no redemptions by Crane Harbor’s public stockholders, as well as US$275 million from a group of strategic and institutional investors participating in the transaction via a common equity committed private placement investment. NewCo is expected to be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange.

About Crane Harbor Acquisition Corp.

Crane Harbor Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. NewCo and Crane Harbor have jointly filed a registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement includes a proxy statement/prospectus that has been distributed to Crane Harbor’s shareholders in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s shareholders in connection with the completion of the proposed transaction. The Registration Statement has been declared effective by the SEC, and Crane Harbor has mailed a definitive proxy statement/prospectus and other relevant documents to Crane Harbor shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: the stock exchanges on which the shares of the combined company are expected to trade; proceeds from the business combination and related PIPE; funds received by the combined company from Crane Harbor’s trust account and redemptions by Crane Harbor’s public shareholders; Xanadu’s ability to commercialize its hardware and software; the expected benefits from having access to the public markets; upon the consummation of the business combination, Xanadu becoming the first and only publicly traded pure-play photonic computing company; questions relating to the company’s equity, tax and withholding obligations, and systems.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology which faces significant technical challenges and may not achieve commercialization or market acceptance; that quantum computing does not become an important part of the global compute ecosystem; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu’s ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu’s internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this communication or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction are set forth in proxy statement/prospectus filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s Annual Report on Form 10-K for the year ended December 31, 2025 and its subsequent filings with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.